                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


               --------------------------------------------------



                                   FORM 11-K

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2000

                                       OR


                  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

               --------------------------------------------------


                            Full title of the Plan:

                 GATX HOURLY EMPLOYEES RETIREMENT SAVINGS PLAN


Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                GATX Corporation

              500 West Monroe Street, Chicago, Illinois 60661-3676
                                 (312) 621-6200

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                                 GATX CORPORATION HOURLY
                                                  EMPLOYEES RETIREMENT
                                                      SAVINGS PLAN
                                                     (Name of Plan)
                                            By:    /s/ James Conniff
                                                      James Conniff
                                                    Plan Administrator

Date:    June 29, 2001

           GATX Corporation Hourly Employees Retirement Savings Plan

                 Financial Statements and Supplemental Schedule


                     Years ended December 31, 2000 and 1999



                                    CONTENTS

Consent of Independent Auditors...............................................2

Report of Independent Auditors................................................3

Financial Statements

Statements of Assets Available for Benefits...................................4
Statements of Changes in Assets Available for Benefits........................5
Notes to Financial Statements.................................................6

Supplemental Schedule

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year).............12

                         CONSENT OF INDEPENDENT AUDITORS


Employee Benefits Committee
GATX Corporation

We consent to the incorporation by reference in the following: (I) Registration statement No. 2-92404 on Form S-8 filed July 26, 1984 and (II) Registration Statement No. 33-41007 on Form S-8 filed June 7, 1991, pertaining to the GATX Corporation Hourly Employees Retirement Savings Plan, of our report dated April 20, 2000 with respect to the financial statements of GATX Corporation Hourly Employees Retirement Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 2000.


                                                 /s/ ERNST & YOUNG LLP

Chicago, Illinois
June 27, 2001

                         Report of Independent Auditors

Employee Benefits Committee
GATX Corporation

We have audited the accompanying statements of assets available for benefits of the GATX Corporation Hourly Employees Retirement Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                   /s/ ERNST & YOUNG LLP

Chicago, Illinois
April 20, 2001

                                                                  EIN 36-1124040
                                                                       Plan #004

            GATX Corporation Hourly Employees Retirement Savings Plan

                   Statements of Assets Available for Benefits


                                                      DECEMBER 31
                                                2000              1999
                                         ------------------------------------
ASSETS
Investments                                    $6,913,291       $6,457,495
Interest in Master Trust                        1,529,707          781,404
                                         ------------------------------------
                                               $8,442,998       $7,238,899
                                         ====================================

See notes to financial statements.

                                                                  EIN 36-1124040
                                                                       Plan #004

            GATX Corporation Hourly Employees Retirement Savings Plan

             Statements of Changes in Assets Available for Benefits

                                                                  YEAR ENDED DECEMBER 31
                                                                  2000              1999
                                                          ------------------------------------
ADDITIONS
Contributions from GATX Corporation and subsidiaries            $  188,488       $  162,278
Participant salary deferrals                                     1,157,595        1,305,330
Rollover contributions                                               5,587                -
Interest and dividend income                                       298,668          255,524
Net investment income (loss) from Master Trust                     500,411          (48,133)
                                                          ------------------------------------
                                                                 2,150,749        1,674,999

DEDUCTIONS
Benefit payments                                                  (520,476)        (424,303)
Transfer to GATX Corporation Salaried Employees
   Retirement Savings Plan                                         (94,926)         (22,727)
                                                          ------------------------------------
                                                                  (615,402)        (447,030)

Net realized and unrealized (depreciation)
   appreciation in fair value of investments                      (331,248)         390,608
                                                          ------------------------------------
Net increase                                                     1,204,099        1,618,577
Assets available for benefits:
   Beginning of year                                             7,238,899        5,620,322
                                                          ------------------------------------
   End of year                                                  $8,442,998       $7,238,899
                                                          ====================================

See notes to financial statements.

                                                                  EIN 36-1124040
                                                                       Plan #004

            GATX Corporation Hourly Employees Retirement Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 2000 and 1999


1.  DESCRIPTION OF THE PLAN

The following description of the GATX Corporation (GATX or the Company) Hourly Employees Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined-contribution plan, established January 1, 1994, for hourly employees of the GATX Rail Corporation and GATX Terminals Corporation, subsidiaries of the Company, who have completed at least 520 hours of service within the last 12 months.

CONTRIBUTIONS

Each year, participants may contribute between 1% and 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans.

For participants at certain locations, the Company contributes $.50 for each for each $1.00 contributed by a participant, up to 3% of a participant's eligible compensation. Company contributions are invested in the GATX Common Stock Fund, which is comprised of GATX common stock and short-term investments. All contributions are made in cash and are deposited weekly.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, Company contributions, and allocation of Plan earnings. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately 100% vested in their account balance.

INVESTMENT OPTIONS

Investment alternatives for participant contributions consist of selected fund options available through Fidelity Management Trust Company.

Participants may change their investment options on any business day.

BENEFIT PAYMENTS

In the event of retirement (as defined), death, permanent disability, or termination of employment, the vested balance in the participant's account will be distributed to the participant or the participant's beneficiary in a single lump-sum cash payment, installments, or annuity. The portion of the participant's account invested in GATX stock may be distributed in kind. In-service withdrawals are available to participants for immediate and heavy financial need (as defined). The in-service withdrawal amount is limited to the participant's contribution portion and cannot exceed the amount required to relieve the financial need. The Plan also allows for age 59 1/2 withdrawals, as defined.

ADMINISTRATIVE EXPENSES

It is the intent of the Company to pay the administrative expenses of the Plan, but if the Company fails to make the payments, or so directs, there may be a charge against the Plan for these expenses.

PARTICIPANT LOANS

A participant may borrow an amount up to the lesser of $50,000 or 50% of their account balance. Such loans, which are payable over a term specified by the Plan, bear interest at a rate of 1% above the prime rate and are secured by a participant's account balance in the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2.  SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's beneficial interest in the Master Trust represents the Plan's share of the Master Trust's investments stated at fair value and is determined by quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CONTRIBUTIONS

Participant contributions are made through payroll deductions and recorded in the period the deductions are made.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  INVESTMENTS

Except for investments held in a Master Trust (see Note 4), the Plan's investments (including investments bought, sold, and held during the year) (depreciated) appreciated in fair value as follows:

                                                      YEAR ENDED DECEMBER 31
                                                         2000         1999
                                                    ---------------------------
Net realized and unrealized (depreciation)
   appreciation in fair value of investments in
   mutual funds                                       $(331,248)    $390,608
                                                    ===========================

Except for investments held in a Master Trust (see Note 4), the Plan held the following individual investments representing 5% or more of Plan assets:

                                                             DECEMBER 31
                                                         2000          1999
                                                    ---------------------------
At fair value:
   Fidelity Managed Income Portfolio II               $1,886,342    $1,749,750
   Spartan U.S. Equity Index Fund                      2,944,913     2,933,576
   Fidelity Puritan Fund                               1,077,282       909,430

4.  MASTER TRUST

The GATX Corporation Common Stock Fund is in a Master Trust, which includes assets of two GATX benefit plans: the Plan and the GATX Corporation Salaried Employees Retirement Savings Plan. Prior to December 31, 2000, the Master Trust also included assets of the GATX Logistics Inc. 401(k) Cash Accumulation Plan. The Plan's investment in the Master Trust is stated at the Plan's equity in the net assets of the Master Trust at December 31, 2000 and 1999.

A summary of the net assets and the changes in net assets of the Master Trust follows:

                                                                        DECEMBER 31
                                                                   2000              1999
                                                            ----------------------------------
ASSETS
FMTC Institutional Cash Portfolio                               $   530,929      $   689,175
GATX Corporation common stock                                    88,530,285       61,903,729

RECEIVABLES
Receivable for unsettled securities sold                            443,285                -
Other receivables                                                     4,401            3,075

LIABILITIES
Payable for unsettled securities purchased                         (177,828)               -
Other payables                                                   (1,248,678)               -
                                                            ----------------------------------
NET ASSETS                                                      $88,082,394      $62,595,979
                                                            ==================================

                                                                  YEAR ENDED DECEMBER 31
                                                                   2000             1999
                                                            ----------------------------------
ADDITIONS
Contributions                                                   $ 4,428,577      $ 4,389,909
Interfund transfers in (net)                                              -          459,984
Interest and dividend income                                      2,293,400        1,960,191
                                                            ----------------------------------
                                                                  6,721,977        6,810,084

DEDUCTIONS
Benefit payments                                                 (5,927,774)      (3,180,734)
Interfund transfers out (net)                                    (4,710,094)               -
                                                            ----------------------------------
                                                                (10,637,868)      (3,180,734)
Net realized and unrealized appreciation (depreciation)
    in fair value of common stock                                29,402,306       (6,684,348)
Net assets at beginning of year                                  62,595,979       65,650,977
                                                            ----------------------------------
Net assets at end of year                                       $88,082,394      $62,595,979
                                                            ==================================

The Plan held a 1.7% and 1.2% interest in the Master Trust as of December 31, 2000 and 1999, respectively.

5.  NONPARTICIPANT DIRECTED INVESTMENTS

Plan information about the net assets and the significant components of the changes in net assets relating to the GATX Corporation Common Stock Fund, which includes participant directed and nonparticipant directed investments, is as follows:

                                                                  DECEMBER 31
                                                             2000             1999
                                                     ------------------------------------
Investment, at fair value:
   Interest in the GATX Corporation Common
     Stock Fund                                            $1,529,707         $781,404
                                                     ====================================

                                                             YEAR ENDED DECEMBER 31
                                                              2000             1999
                                                     ------------------------------------
Changes in net assets:
   Company contributions                                    $188,488          $162,278
   Participant contributions                                  89,723           108,914
   Interest and dividend income                               36,574            25,565
   Net realized and unrealized appreciation
     (depreciation) in fair value of common
     stock                                                   463,837           (73,698)
   Benefits paid                                             (65,901)          (33,855)
   Interfund transfers                                        35,582           (84,341)
                                                     ------------------------------------
                                                            $748,303          $104,863
                                                     ====================================

6.  TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 3, 1995, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax exempt.

                                                                  EIN 36-1124040
                                                                       Plan #004

            GATX Corporation Hourly Employees Retirement Savings Plan

        Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)


                                December 31, 2000


                                                                    CURRENT
IDENTITY OF ISSUER/DESCRIPTION OF ISSUE            SHARES            VALUE
--------------------------------------------------------------------------------

Fidelity Management Trust Company*:
   Spartan U.S. Equity Index Fund                    62,912        $2,944,913
   Fidelity Managed Income Portfolio II           1,886,342         1,886,342
   Fidelity Puritan Fund                             57,211         1,077,282
   Fidelity Low-Priced Stock Fund                     5,665           130,974
   Templeton Foreign Fund A                           9,985           103,243
Participants Loans (8.75% - 10% interest)                             770,537
                                                                ----------------
                                                                   $6,913,291
                                                                ================

*Party in interest to the Plan.